Exhibit 99.(d)(12)(C)

Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

FIAM LLC

Dated June 30, 2020

Amended as of March 3, 2025

Series	Fee (as an annual percentage of average daily net assets of the Series):

Guardian Large Cap Fundamental Growth VIP Fund	0.26%

Guardian Select Mid Cap Core VIP Fund	0.27%

Guardian Core Fixed Income VIP Fund	0.15% on first $100 million in assets; 0.12% on next $200 million in assets; 0.10% on next $200 million in assets; 0.08% on assets over $500 million